September 21, 2016
   FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comments to Post-Effective Amendment No. 4 to Registration Statement on Form N-1A Filed July 8, 2016 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”).  Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments on August 19, 2016 regarding Post-Effective Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of each of the Horizon Dynamic Dividend Fund and the Horizon Collar Fund (each, a “Fund”, and together, the “Funds”), each a series of the Trust.  The following are the Staff’s comments and the Trust’s response to each:

PRELIMINARY COMMENT

1.
Several of the comments issued below regarding one Fund will also apply to similar disclosure contained in the disclosures for the other Fund. For brevity we have not repeated our comments. Please consider whether our comment applies to similar disclosure in these other funds. When responding to the Staff’s comments, please provide the Staff with the Trust’s draft disclosure in advance of filing a post-effective amendment with respect to the Funds.

RESPONSE:	The Trust confirms that it will consider the Staff’s comment above and respond accordingly.

PROSPECTUS

Fees and Expenses, pages 1 and 4

2.
The Staff notes the line items included under Shareholder Fees are presented even though no fees are charged for any class of shares. Please consider removing these line items to better enable investors to focus on the fees they will actually pay.

RESPONSE:
 The Trust has considered your comment, but believes that including all line items in the Shareholder Fee table makes comparisons between the fees charged by the Funds and those charged by other funds easier for shareholders and potential shareholders.

3.	Please provide a completed table of each Fund’s Annual Fund Operating Expenses.

RESPONSE:	The table of each Fund’s Annual Fund Operating Expenses are as follows:

Horizon Dynamic Dividend Fund:
	Investor Class	Institutional Class
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses	0.36%	0.36%
Total Annual Fund Operating Expenses	1.36%	1.11%
Fee Waiver and/or Expense Reimbursements	-0.12%	-0.12%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements	1.24%	0.99%

	1 Year	3 Years
Investor Class	$126	$393
Institutional Class	$101	$315

Horizon Defined Risk Fund:
	Investor Class	Institutional Class
Management Fees	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses	0.36%	0.36%
Acquired Fund Fees and Expenses	0.05%	0.05%
Total Annual Fund Operating Expenses	1.46%	1.21%
Fee Waiver and/or Expense Reimbursements	-0.22%	-0.22%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements	1.24%	0.99%

	1 Year	3 Years
Investor Class	$126	$393
Institutional Class	$101	$315

4.	Please confirm that your expense example is appropriately calculated and only reflects the fee waiver and expense reimbursement agreement for the initial duration of the agreement.

RESPONSE:	The Trust confirms that each Fund’s expense example is appropriately calculated and only reflects the fee waiver and expense reimbursement agreement for the initial duration of the agreement.

Principal Investment Strategies of the Dividend Fund, page 2
5.
The Staff notes that the name of the Horizon Dynamic Dividend Fund (the “Dividend Fund”) references the word “dividend”, which the Staff believes connotes a specific type of security for purposes of Rule 35d-1 under the 1940 Act.  Please revise the description of the Dividend Fund’s principal investment strategies to adopt an investment limitation with respect to dividend paying securities that it consistent with Rule 35d-1.

RESPONSE:	The Trust has adopted the following investment limitation on behalf of the Dividend Fund:

“Under normal circumstances, the Fund will invest not less than 80% of the value of its net assets in ‘dividend paying securities’, which the Adviser defines as equity securities (i) that have paid a dividend in the prior 12 calendar months or (ii) that the Adviser believes are reasonably likely to pay a dividend in the 12 calendar months following the Fund's acquisition of the security.”

6.
The Staff notes that the description of the Dividend Fund’s principal investment strategies indicates that Horizon Investments, LLC, the Funds’ investment adviser (the “Adviser”) will seek to identify companies with “favorable long-term fundamental characteristics”.  Please explain supplementally the Adviser’s processes for identifying such companies.

RESPONSE:
The Adviser has confirmed that it seeks to identify companies with favorable long-term fundamental characteristics through its research of quantitative and qualitative characteristics of a universe of large capitalization companies.  Quantitatively, the Adviser seeks candidates with one or more of the following characteristics: positive dividend yields, higher than average projected returns on equity and lower valuation characteristics than has been typical historically.  Qualitatively, the Adviser conducts research to assess each company management’s capability and strategy, company characteristics or assets that may be overlooked or underappreciated by investors and catalysts or scenarios that will lead to appreciation of the company’s stock.

Principal Investment Strategies of the Defined Risk Fund, page 5
7.
Please indicate whether the put and call options that are paired together as part of the options collar strategy for the Horizon Collar Fund (the “Defined Risk Fund”) are tied to equity securities in the Defined Risk Fund’s equity portfolio.  If not, please consider adding additional risk disclosures regarding the risks of the Defined Risk Fund not holding in its equity portfolio the securities underlying the Defined Risk Fund’s options positions.

RESPONSE:
The Trust confirms that, while the Defined Risk Fund will typically invest in a portfolio of individual stocks and ETFs, the put and call options that will be paired together as part of the Defined Risk Fund’s options collar strategy will typically be tied to an index.  The Trust notes that the Defined Risk Fund will use index and ETF options because the Adviser believes that using index and ETF options is a more efficient way to achieve its investment objective, and that the obligations of the counterparties to the options transactions will either be secured by the options exchange (in the case of exchange traded options) or collateralized on mark-to-market basis (in the case of over-the-counter options).  The following risk disclosure related to options has been added to the Defined Risk Fund’s Item 4 risk disclosure:

“To the extent a Fund writes options on individual securities that it does not hold in its portfolio (i.e., ‘naked’ options), it is subject to the risk that a liquid market for the underlying security may not exist at the time an option is exercised or when the Fund otherwise seeks to close out an option position. Naked call options, in particular, have speculative characteristics and the potential for unlimited loss.”

Additionally, the following risk disclosure related to options has been added to the Defined Risk Fund’s Item 9 disclosure:

“When the Defined Risk Fund writes a call or put option on an underlying securities it does not own (is not short), the option is sometimes referred to as a ‘naked option’.”

The Defined Risk Fund may write ‘naked’ call options on individual securities or instruments in which it may invest but that are not currently held by the Defined Risk Fund. When writing ‘naked’ call options, the Defined Risk Fund must deposit and maintain sufficient margin with the broker-dealer through which it wrote the ‘naked’ call option as collateral to ensure that it meets its obligations as the writer of the option. The Defined Risk Fund is further subject to segregation requirements described in the Defined Risk Fund’s SAI when it writes ‘naked’ call options. Such segregation will ensure that the Defined Risk Fund has assets available to satisfy its obligations with respect to the transaction, but will not limit the Defined Risk Fund’s exposure to loss. During periods of declining securities prices or when prices are stable, writing ‘naked’ call options can be a profitable strategy to increase the Defined Risk Fund’s income with minimal capital risk. However, when the price of the security underlying the written option increases, the Defined Risk Fund is exposed to an increased risk of loss, because if the price of the security underlying the option exceeds the option’s exercise price, the Defined Risk Fund will lose the difference. ‘Naked’ written call options are riskier than covered call options because there is no underlying security held by the Defined Risk Fund that can act as a partial hedge. ‘Naked’ written call options have speculative characteristics, and the potential for loss is theoretically unlimited. When a ‘naked’ written call option is exercised, the Defined Risk Fund must purchase the underlying security to meet its delivery obligation or make a payment equal to the value of its obligation in order to close out the option. There is also a risk, especially with less liquid preferred and debt securities or small capitalization securities, that the securities may not be available for purchase.”

8.
The Staff notes that the description of the principal investment strategies for the Defined Risk Fund indicates that the Adviser believes that the Defined Risk Fund will have the “potential to capture a majority of the returns associated with the general equity markets” (emphasis added).  Please explain supplementally the basis for the Adviser’s belief or consider deleting the word “majority”.

RESPONSE:
The Adviser expects to implement its options strategy with respect to between 50-100% of the equity portfolio, which the Adviser believes will allow the Fund to achieve a reduced beta as compared to equities markets generally but still achieve a majority of equity market returns from the underlying portfolio.  The Adviser will update this disclosure in the future to the extent that the Adviser determines it no longer accurately reflects the Adviser’s belief.

9.
Please revise the description of the Defined Risk Fund’s options collar strategy in plain English.  Please also address the extent to which the Defined Risk Fund will use options collars in connection with its portfolio construction process.  The Staff requests that the disclosure be in quantified terms, while also explaining when the Defined Risk Fund will and will not use collars on its investments.  Please clarify that the cost of buying puts potentially will offset the revenue generated from writing calls.

RESPONSE:	The first paragraph of the description of the Defined Risk Fund’s options collar strategy has been revised as follows:

“Options Portfolio.  The Options Portfolio will generally consist of options ‘collars’, which are options combinations comprised of a written call option or call spread and a purchased put option or put spread on the same underlying security.  To implement an options collar, the Defined Risk Fund will write a call option or call spread on the underlying security with a strike price above the price of the underlying security and purchase a corresponding put option or put spread on the same underlying security with a strike price below the price of that security.  When the Defined Risk Fund sells a call or put option, it receives a premium from the purchaser, which is used to offset the price of purchasing other options.  A call or put ‘spread’ is an option combination whereby the Defined Risk Fund buys an option for investment purposes and writes another option on the same underlying security with the same expiration date, but a different strike price (e.g., a higher strike price in the case of a call and a lower strike price in the case of a put), as a way to offset some of the cost of purchasing the first option.  In addition to the cash flow generated by the selling options, the Defined Risk Fund will write call options to seek to reduce the volatility of the Equity Portfolio, especially in down or sideways markets.  Writing call options will, however, reduce the Defined Risk Fund’s ability to profit from increases in the value of the Equity Portfolio because the Defined Risk Fund will begin to accrue liabilities to the purchaser of the call option once the price of the underlying security rises above the option’s strike price. The Defined Risk Fund will buy corresponding put options in an attempt to protect the Defined Risk Fund from significant market declines in the Equity Portfolio that may occur over short periods of time.  The Defined Risk Fund will primarily use exchange-traded options on indexes, ETFs and other individual equity securities, but may also use over-the-counter options when Horizon deems it advisable to do so.”

10.	Please confirm whether the Defined Risk Fund’s options collar strategy is the only derivatives strategy in which the Defined Risk Fund will principally engage.

RESPONSE:	The Trust confirms that the Defined Risk Fund’s options collar strategy is the only derivatives strategy in which the Defined Risk Fund will principally engage.

Principal Risks of the Defined Risk Fund, page 6
11.	Please confirm whether the Defined Risk Fund will use its options collar strategy to generate investment leverage. If so, please add relevant risk disclosures regarding such leverage.

RESPONSE:	The Defined Risk Fund will not employ its options collar strategy for the purpose of generating investment leverage.

Prior Performance of Horizon’s Comparable Accounts – Dividend Fund, page 14
12.	Please confirm that January 1, 2015 is the correct reference date in the third paragraph.

RESPONSE:
The Trust confirms that January 1, 2015 is the correct reference date in the third paragraph because verification of the Adviser’s GIPS composite for the period ended December 31, 2015 has not yet been completed.

13.	Please confirm that the Dividend Fund maintains the records necessary to support the calculations in this section pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

RESPONSE:	The Trust confirms that the Dividend Fund maintains the records necessary to support its performance calculations pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

How to Redeem Shares, pages 18-19
14.	The Staff notes that the Funds’ disclosures indicate that redeeming shares may be “subject to certain restrictions”. Please clarify the nature of these restrictions.

RESPONSE:	The phrase “subject to certain restrictions” has been deleted and replaced with “as described below”.

15.
Please clarify whether a redemption in kind by a Fund may result in a delivery to a shareholder of a single security or concentrated basket of securities.  If so, please revise the Funds’ disclosures to indicate that a shareholder that is redeemed in kind may receive securities less diversified than the portfolio of the shares being redeemed.

RESPONSE:
The last sentence on page 19 has been revised to read as follows: “In such a case, a shareholder may receive securities less diversified than the portfolio of the shares being redeemed and may incur transaction expenses when converting these securities to cash.”

STATEMENT OF ADDITIONAL INFORMATION
Trust History, page 1
16.	Please revise the disclosure regarding the number of funds in the Trust accordingly.

RESPONSE:	The description of the Trust’s history has been revised to reflect that the Trust consists of five funds.

Descriptions of Securities, Other Investment Policies and Risk Considerations - Options, page 19
17.	Please revise the Trust’s risk disclosures regarding option investments to highlight the higher trading costs associated with the Defined Risk Fund’s option collar strategy.

RESPONSE:	The following has been added to the description of the risks of options transactions:

“Transaction costs regarding writing and purchasing options are normally higher than those applicable to purchases and sales of portfolio securities.”
18.	Please add disclosure to address the Trust’s asset segregation coverage policies with respect to each material derivative investment in which a Fund may invest.

RESPONSE:	The following disclosure has been added:

“Use of the Defined Risk Fund’s option collar strategy will require, among other things, that the Defined Risk Fund segregate cash, liquid securities or other assets with its custodian, or a designated sub-custodian, to the extent the Defined Risk Fund’s obligations are not otherwise ‘covered’ through ownership of the underlying security or financial instrument.  In general, either the full amount of any obligation by the Defined Risk Fund to pay or deliver securities or assets must be covered at all times by the securities or instruments required to be delivered, or, subject to any regulatory restrictions, appropriate securities as required by the 1940 Act at least equal to the current amount of the obligation must be segregated with the custodian or sub-custodian. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. A call option on securities written by the Defined Risk Fund, for example, will require the Defined Risk Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate liquid securities sufficient to purchase and deliver the securities if the call is exercised. A call option written by the Defined Risk Fund on an index will require the Defined Risk Fund to own portfolio securities that correlate with the index or to segregate liquid securities equal to the excess of the index value over the exercise price on a current basis. A put option on securities written by the Defined Risk Fund will require the fund to segregate liquid securities equal to the exercise price to the extent that the put is not covered by an offsetting position. OTC options entered into by the Defined Risk Fund, including those on indexes and exchange-listed index options, will generally provide for cash settlement, although the Defined Risk Fund may not be required to do so. As a result, when the Defined Risk Fund sells these instruments it will segregate an amount of assets equal to its obligations under the options. Exchange-listed options sold by the Defined Risk Fund other than those described above (such as options on ETFs and individual stocks) generally settle with physical delivery if the option position is not closed prior to expiration, and the Defined Risk Fund will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery or with an election of either physical delivery or cash settlement will be treated the same as other options settling with physical delivery. If the Defined Risk Fund enters into OTC options transactions, it will be subject to counterparty risk.  The Defined Risk Fund’s custodian typically calculates and implements the Defined Risk Fund’s segregation obligations with respect to the Defined Risk Fund’s options portfolio as a whole and reports to the Defined Risk Fund daily with respect to such obligations.”

ADDITIONAL COMMENTS
In addition to the items set forth above, the Trust notes the following:
•	The Trust has determined to rename the Horizon Collar Fund the “Horizon Defined Risk Fund”.
•
The Trust has determined that the equity portfolio of the Defined Risk Fund will focus on individual stocks, and not ETFs.  As such, the third paragraph of the section entitled “Equity Portfolio” in the description of the Defined Risk Fund’s principal investment strategies has been revised to read as follows:

“The Equity Portfolio typically focuses on investing in individual stocks.  However, the Equity Portfolio may also invest in ETFs or baskets of securities, preferred stock, convertible debt securities, ADRs and securities issued by REITs when Horizon believes such investments may offer higher return and/or lower risk than individual securities or when Horizon believes such investments will provide strategic exposure to a desired sector or market segment.  Potential ETFs are reviewed for sufficient trading liquidity and fit within the overall diversification needs of the Equity Portfolio prior to investment.  Horizon selects securities for the Equity Portfolio without restriction as to an issuer’s country or capitalization.”
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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner